FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Changes in Directors

This is to inform you that the Board of Directors of ICICI Bank at its Meeting held today appointed Ms. Neelam Dhawan (DIN:00871445) as an Additional (Independent) Director of the Bank with effect from January 12, 2018 for a period of 5 years subject to the approval of shareholders.

Pursuant to Regulation 30(2) read with Para A of Part A of Schedule III of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, we give below the information as prescribed for the appointment of Non-Executive Director.

Reason for change	Appointment
Date of appointment	January 12, 2018
Brief Profile	Ms. Neelam Dhawan, aged 58 has over thirty five years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the India business for 11 years for Microsoft and later Hewlett Packard. Ms. Dhawan’s last assignment was that of Vice President at Hewlett Packard Enterprise for Global Industries, Strategic Alliances and Inside Sales for Asia Pacific and Japan. She retired on December 31, 2017. Ms. Dhawan is a member of the Global Supervisory Board of Royal Philips, Netherlands since 2012 which helped her extend her experience of information technology industry to the healthcare sector. She is an Economics Graduate from St. Stephen’s College, Delhi University. She also has an MBA from Faculty of Management Studies, University of Delhi, India.

Disclosure of relationships between directors	She is not related to any other director of the Bank.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 12, 2018	By:	/s/ P. Sanker

			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary